

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

December 5, 2008

Via Fax & U.S. Mail

Mr. Wayne R. Brownlee
Chief Financial Officer
Potash Corporation of Saskatchewan, Inc.
Suite 500, 122 – 1st Avenue South
Saskatoon, Saskatchewan, Canada S7K 7G3

> **Re:** **Potash Corporation of Saskatchewan, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 001-10351**

Dear Mr. Brownlee:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief